Confidential

Mr. Larry Spirgel

Ms. Kathleen Krebs

Mr. Charles Eastman

Ms. Ivette Leon

Ms. Courtney Lindsay

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bright Scholar Education Holdings Limited (CIK No. 0001696355)

Response to the Staff’s Comments on the Draft Registration Statement on

Form F-1 Confidentially Submitted on February 10, 2017

Dear Mr. Spirgel, Ms. Krebs, Mr. Eastman, Ms. Leon and Ms. Lindsay,

On behalf of our client, Bright Scholar Education Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 8, 2017 on the Company’s draft registration statement on Form F-1 confidentially submitted on February 10, 2017 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

The Company has included in this submission its audited combined financial statements as of August 31, 2014, 2015 and 2016 and for each of the three fiscal years ended August 31, 2014, 2015 and 2016 and its unaudited condensed combined and consolidated financial statements as of February 28, 2017 and for the six months ended February 29, 2016 and February 28, 2017. As an emerging growth company, the Company has omitted the selected financial information for the fiscal years ended August 31, 2012 and 2013.

The Company has also updated in this submission the latest year for which actual industry data is available from 2015 to 2016.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

March 24, 2017

General

1.	We note that you are in the process of restructuring combined entities and that the restructuring is not complete. Please provide us with updates on the status of the restructuring, including when you have met or complied with the applicable PRC regulatory requirements, registrations and approvals. Please note that we may have additional comments based on these developments and related changes to your disclosure. Therefore, please provide us with sufficient time to review your complete disclosure and exhibits, including your contractual arrangements with your affiliated entities.

The Company has noted the Staff’s comments and has revised the disclosure on pages 4, 5 and 63 of the Revised Draft Registration Statement to reflect that it has completed the registration of the transfer of sponsorship interests in its schools, which reflects that BGY Education Investment is the direct or indirect sponsor of each of the schools the Company operates and the restructuring has been completed.

2.	We further note that you plan to file, in a subsequent draft registration statement; the unaudited condensed consolidated financial statements for the six months ended February 28, 2017 and audited combined financial statements for the fiscal years ended August 31, 2014, 2015 and 2016 of the combined Company when your restructuring is completed. As such, we may have additional comments on those financial statements. With your next submission, please discuss in detail the material changes in the financial statements and the new reporting entity as a result of the restructuring of the combined companies.

The Company respectfully advises the Staff that the Company has completed the restructuring on February 28, 2017. The Company considers this restructuring as a change in the reporting entity or a consummation of a transaction accounted for in a manner similar to a pooling of interests, i.e., a reorganization of entities under common control.

The Company has included in the Revised Draft Registration Statement its audited combined financial statements as of August 31, 2014, 2015 and 2016 and for each of the three fiscal years ended August 31, 2014, 2015 and 2016 and its unaudited condensed combined and consolidated financial statements as of February 29, 2016 and February 28, 2017 and for the six months ended February 29, 2016 and February 28, 2017.

March 24, 2017

Compared with the audited combined financial statements contained in the Draft Registration Statement, the audited combined financial statements for the fiscal years ended August 31, 2014, 2015 and 2016 contained in the Revised Draft Registration Statement include changes to the corporate descriptions (starting from page F-8), basis of presentation (starting from page F-12), share capital (page F-30) and earnings per share (page F-34) to reflect the change in reporting entity as a result of the completion of the restructuring.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company has separately submitted to the Staff a copy of the slides that the Company presented to the potential investors during some of the testing-the-water meetings in reliance on Section 5(d) of the Securities Act. In addition, the Company confirms to the Staff that these materials were immediately collected at the end of such testing-the-water meetings, and no potential investors have been allowed to retain the materials after the meetings.

4.	We note references to third-party market data throughout the prospectus, including references to the report you commissioned from Frost & Sullivan. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

In response to the Staff’s comment, the Company encloses, as Annex A to this letter, relevant portions of the industry research report cited in the prospectus, marked to highlight the applicable sections containing the cited statements or statistics and cross-referenced to the relevant locations in the prospectus.

Prospectus Summary, page 1

5.	Since investors will be investing in a recently organized Cayman Islands holding company that does not directly own substantially all of its business operations in the PRC, please make this clear in the first paragraph of and throughout the prospectus summary (including in your Corporate History and Structure section). It must be clear that the business you are describing is not the registrant’s business, but is the business of its variable interest entities. This is because foreign invested entities, which would include the company and its PRC subsidiary, are either prohibited or restricted from owning or operating the fifty-one private schools in China that are discussed in the prospectus.

March 24, 2017

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Revised Draft Registration Statement.

6.	Please clarify throughout your disclosure that Country Garden Holdings Company Limited is a related party. We note that your chairperson, Ms. Huiyan Yang, is also vice-chairperson of Country Garden.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 6, 13, 71, 108 and 136 of the Revised Draft Registration Statement.

Corporate History and Structure, page 4

7.	We note that Ms. Meirong Yang and Mr. Wenjie Yang are shareholders of BGY Education Investment Management Co., Ltd. and that you have contractual arrangement with Ms. Meirong Yang, Mr. Wenjie Yang, BGY Education Investment and affiliated schools that allow you to exercise control over each party. Please disclose why Ms. Meirong Yang and Mr. Wenjie Yang were chosen to be the shareholders of BGY Education Investment and what relationship they have with the registrant or its officers and directors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 59 of the Revised Draft Registration Statement. Additionally, as the relevant PRC law does not allow a company owned by a sole individual shareholder to establish wholly-owned subsidiaries, the Company is of the view that it is advisable to have more than one individual shareholder in a PRC company for flexibility of corporate structure.

8.	Please disclose that, if your PRC affiliated entities and Ms. Meirong Yang and Mr. Wenjie Yang fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the affiliated entities’ financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your affiliated entities. Lastly, state here that you rely on dividends and other fees paid to you by your subsidiary and affiliated entities in China. Disclose the amount of dividends and fees that you expect to collect. Disclose that this does not mean that you are able to have unfettered access to your PRC subsidiary’s and affiliated entities’ revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.

In response to the Staff’s comment, the Company has added disclosure on pages 28 and 60 of the Revised Draft Registration Statement.

March 24, 2017

9.	Please revise the organizational chart on pages 4 and 60 to disclose the percentage ownership of the registrant by Ms. Meirong Yang, Ms. Huiyan Yang and Mr. Junli He.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 63 of the Revised Draft Registration Statement.

10.	Also revise the organizational chart to indicate, if true, that BGY Education Investment has sponsorship interests rather than equity interests in your affiliated schools. Briefly disclose what a sponsor is, distinguishing it from equity ownership. Supplementally provide us with the names of the sponsors if they are persons other than BGY Education Investment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 63 of the Revised Draft Registration Statement. Please also see the Company’s response to comment #15 below.

11.	Please provide an organization chart that shows the structure of the company upon completion of the offering. Include the percentage equity and voting ownership in the registrant by public shareholders, Ms. Meirong Yang, Ms. Huiyan Yang and Mr. Junli He.

In response to the Staff’s comment, the Company has added a footnote to the organization chart on pages 5 and 63 of the Revised Draft Registration Statement to disclose the requested percentage equity and voting ownership information. Nevertheless, the Company respectfully advises the Staff that such ownership information will only be finalized upon red herring and may be subject to further changes from time to time. The Company confirms to the Staff that, except for the added information, the structure of the Company upon completion of the offering is consistent with the organization chart on pages 5 and 63 of the Revised Draft Registration Statement.

Risk Factors, page 12

We may be unable to recruit, train and retrain a sufficient number of qualified and experienced teachers and principals, page 19

12.	Consider expanding this risk factor and other regulatory disclosures to specifically discuss the 2014 Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, which restricts public school teachers in the PRC from working in private schools.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 132 of the Revised Draft Registration Statement.

March 24, 2017

Use of Proceeds, page 49

13.	We note that you plan to use proceeds from this offering for “launching new schools, marketing and brand promotion, curriculum design and other research and development efforts, selective investment and acquisition and general corporate purposes.” Please provide a breakdown of how much of the proceeds you intend to use for each respective purpose.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 55

14.	We note your disclosure that all of your operations and assets are located outside of the United States and all your officers other than Mr. Junli He are nationals or residents of jurisdictions other than the United States. To provide further context to your discussion of the enforceability of civil liabilities in the Cayman Islands and the PRC, please disclose where all your operations and assets are located and the nationalities and countries of residence of your officers and directors.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Revised Draft Registration Statement.

Corporate History and Structure, page 57

15.	We note from your disclosure on page 61 that you are in the process of completing the registration of sponsorship interests in ten schools. Please tell us whether you intend to complete these registrations prior to the offering.

The Company respectfully advises the Staff that it has completed the registration of the transfer of sponsorship interests in the ten schools as of the date of this submission and is in the process of completing certain post-registration procedural requirements which do not affect the substantive right of sponsorship interests. The Company expects to complete such procedures prior to the offering. The Company has revised the disclosure on pages 5 and 63 of the Revised Draft Registration Statement to reflect that BGY Education Investment is the direct or indirect sponsor of each of the schools the Company operates.

March 24, 2017

Industry Overview, page 90

Key Drivers for the International and Bilingual Private K-12 Education Market in China, page 93

16.	Please explain why you chose to use the years 2006, 2015 and 2021 for the chart on page 93. The significance of the intervals is unclear.

The Company respectfully advises the Staff that the Company believes that it is sufficient to demonstrate the industry trends throughout the stated intervals by highlighting the market status at key periods of time instead of showing data for each year in the stated intervals. In particular:

•	2015 was the latest full year for which historical industry data were available at the time of the first confidential filing and this has been updated to 2016 in the Revised Draft Registration Statement;

•	2006–2015 forms a complete 10-year period, which the Company believes is sufficient to demonstrate a sustained historical trend; and

•	2021 is the furthest estimate available in the Frost & Sullivan report to demonstrate expected future trends.

Please refer to Annex A for the annual industry data for each of the years from 2006 to 2021.

Competitive Landscape of and Key Entry Barriers to the International and Bilingual Private K-12 Education Market in China, page 94

17.	We note that you are comparing your business only with other operators of international and bilingual K-12 schools who primarily target Chinese students, with a meaningful contribution from the international segment. It appears, however, that you would also have competition from stand-alone operators of K-12 international schools, K-12 bilingual schools and private kindergartens. Please address your market standing with these other operators. In this regard, we note that the table of your competitors on page 94 addresses only 90,200,000 students as of September 1, 2016, while the charts on pages 90-92 disclose that, as of December 31, 2015, there were 170,700 students enrolled in private international schools, 23.0 million students enrolled in private kindergartens and an undisclosed number of students enrolled in bilingual schools.

The Company respectfully advises the Staff that the competitive landscape is presented in the current manner primarily due to (1) fragmentation within the private education industry in China which limits available data and (2) the Company’s view as to its real competition given its unique integrated business model.

March 24, 2017

Industry fragmentation

China’s private K-12 school market is extremely fragmented. The majority of private schools operate on a standalone basis or as part of a small group of schools rather than as an integrated business with a large operating scale. The Company believes this is the primary reason that the total student enrollment at the top five players in the international and bilingual K-12 market in China only comprises less than 0.1 million students, as compared to 40.0 million students enrolled at all private K-12 schools in China in 2016.

•	Kindergartens. Approximately 61.0% of the students enrolled at private K-12 schools in China in 2016 were enrolled in private kindergartens, the large majority of which are not integrated with schools of higher grades and thus differ materially in operation from the Company’s business model.

•	Non-international and bilingual schools. Approximately 97.0% of the students enrolled at private K-12 schools in China in 2016 were enrolled in non-international private K-12 schools, which comprise a large number of low-end bilingual schools as well as traditional schools that are non-bilingual and non-international, neither of which directly compete with the schools operated by the Company. Further, the Company is unable to obtain reliable market size and ranking information for standalone bilingual schools due to the limited data published by the Ministry of Education of China on such segment of the market.

•	International schools. The majority of international schools operating within China are standalone in that they are not integrated with either kindergartens or bilingual schools and thus also differ materially in operation from the Company’s business model. Among all international school operators in China, the number of students taking international curriculum enrolled at our international schools ranked No. 4 as of September 1, 2016. Only one of the schools ranked ahead of the company by this measure also ranked in the top five international and bilingual K-12 school operators with a meaningful contribution from the international segment. This company is identified as Company B on page 105 of the Revised Draft Registration Statement.

Integrated business model

The Company believes that it receives a number of important advantages from integrating its kindergarten and bilingual and international schools and that its business model presents a unique solution to students and their parents, which cannot be achieved by standalone school operators. For details, see “Business—Our Strengths—Strong operational expertise” and “—Full spectrum of pre-college education services” on page 111 of the Revised Draft Registration Statement. The Company, therefore, considers its offerings to be different from those of standalone school operators, who are unable to compete effectively with the Company. The Company believes that direct comparison with other standalone operators would require the stripping out of an integral operational segment, and is not meaningful because such comparison would not be based on a holistic view of the Company’s integrated business.

March 24, 2017

The Company has revised the disclosure on page 105 of the Revised Draft Registration Statement, accordingly.

PRC Regulation, page 116

18.	Please revise this section to specifically state how the regulations discussed apply to your company. As one example, discuss whether your affiliated schools would be considered restricted or prohibited for foreign investment pursuant to the Foreign Investment Catalog. As another example, disclose whether or not each of your affiliated schools currently requires reasonable returns, and discuss how the Law for Promoting Private Education, its implementation rules and recent amendment have or will affect your affiliated schools. If you discuss these matters elsewhere in your disclosure, please provide a descriptive cross-reference to that disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 128, 129, 131, 132, 134 and 135 of the Revised Draft Registration Statement.

Management, page 123

19.	Once your reorganization is complete, please revise the biographies of your officers and directors to distinguish between their roles and tenures at the registrant (Bright Scholar Education Holdings Limited) and at affiliated entities.

In response to the Staff’s comment, the Company has revised the disclosure on page 136 of the Revised Draft Registration Statement.

Principal Shareholders, page 128

20.	Please consider either revising the table to disclose beneficial ownership immediately prior to the offering (after the recapitalization into two classes of ordinary shares) or including introductory disclosure explaining the recapitalization so that it is clear why the columns before and the after the offering reflect different ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Revised Draft Registration Statement.

21.	Please explain why you have listed Mr. Junli He twice in the beneficial ownership table

The Company respectfully advises the Staff that Mr. Junli He was listed twice in the beneficial ownership table in his capacity as both a director and officer and an individual shareholder who directly owned 5% or more of the Company’s voting securities. The Company has revised the disclosure on pages 141 and 142 of the Revised Draft Registration Statement, accordingly.

March 24, 2017

22.	We note references to an “acting-in-concert agreement” entered into between Ms. Huiyan Yang and Ms. Meirong Yang. Please clarify whether this agreement will continue after your reorganization and completion of the offering. If so, please describe the material terms of the agreement so the nature of the control over the registrant is clear. Also disclose whether there is a familial or other relationship between Ms. Huiyan Yang and Ms. Meirong Yang. See Item 7.A.3 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 59 and 142 of the Revised Draft Registration Statement.

23.	You disclose at the bottom of page 129 that “[n]one of our existing shareholders will have different voting rights from other shareholders after the completion of this offering.” Please explain this statement in light of the fact that there will be two classes of ordinary shares with different voting rights.

In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Revised Draft Registration Statement by removing this statement.

Related Party Transactions, page 130

Transactions with Certain Related Parties, page 130

24.	Please disclose whether you intend to continue providing financing to and receive financing from other entities controlled by Ms. Huiyan Yang after completion of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Revised Draft Registration Statement.

BGY Education Investment Management Co. LTD.

Combined Balance Sheets, page F-3

25.	We note that students generally pay in advance tuition and boarding fees. Please clarify the nature of the accounts receivable balance at August 31, 2016 and disclose whether this represents a change in your business practices including the extension of credit.

The Company respectfully advises the Staff that the nature of the account balance receivable as of August 31, 2016 mainly represents tuition fee revenue from students which was not collected in a timely manner. These circumstances only happen to isolated individual students as specially approved by the Group in accordance with its policy. The amount was less than 1% of the total revenue of the Company during 2014, 2015 and 2016 fiscal years and has been fully collected subsequently, which does not represent any change of the Company’s business practices or an extension of credit. The Company has revised the disclosure on page F-21 of the Revised Draft Registration Statement, accordingly.

March 24, 2017

Commitments and Contingencies, page F-34

26.	You disclose non-cancellable operating lease commitments for school and office premises. We also note in your risk factors discussions that you have a 70-year lease agreement with Guangdong Country Garden School with the local village cooperative. Please tell us how you considered ASC 840-10-25 in determining the appropriate lease classification.

The Company respectfully advises the Staff that in determining the lease classification, the Company considered the applicable clause under ASC840-10-25-37:

ASC 840-10-25-37

If land is the sole item of property leased and either the transfer-of-ownership criterion in paragraph 840-10-25-1(a) or the bargain-purchase-option criterion in paragraph 840-10-25-1(b) is met, the lessee shall account for the lease as a capital lease. Otherwise, the lessee shall account for the lease as an operating lease.

In accordance with the lease agreement between Guangdong Country Garden School and the local village cooperative, Guangdong Country Garden School will have no right for the transfer-of-ownership or the bargain-purchase-option at the end of the lease term. Therefore, per the ASC 840-10-25 requirement, the lease was accounted for as an operating lease and disclosed as operating lease commitments.

Subsequent Events, page F-3

27.	You disclose your agreement to acquire 55% equity interest in Focusedu China Limited. Please tell us how you evaluated the significance of this acquisition and whether you plan to file separate pre-acquisition financial statements of the company.

The Company respectfully advises the Staff that it has evaluated under S-X Rule 3-05 the significance of the acquisition of 55% equity interest in Focusedu China Limited. The results of significant tests that the Company performed are as below:

Significance Tests	Test Results
Asset test for S-X Rule 3-05 analysis as a % of the Company’s combined total assets	0.2%
Investment test for S-X Rule 3-05 analysis as a % of the Company’s combined total assets	3.3%
Income test for S-X Rule 3-05 as a % of the Company’s combined net loss before taxes	1.1%

March 24, 2017

Based on the results of the significance tests, the Company concluded that the acquisition does not constitute a significant business acquisition for the purpose of S-X Rule 3-05 and therefore does not plan to file separate pre-acquisition financial statements of Focusedu China Limited.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, Allan Lau, by telephone at 86-20-2831-1011, or by email at alllau@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Junli He, Chief Executive Officer, Bright Scholar Education Holdings Limited

Dongmei Li, Chief Financial Officer, Bright Scholar Education Holdings Limited

Allan Lau, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Weiheng Chen, Partner, Wilson Sonsini Goodrich & Rosati Professional Corporation

Benjamin W. James, Partner, Kirkland & Ellis International LLP

David T. Zhang, Partner, Kirkland & Ellis International LLP

ANNEX A

Annex A-I: Third Party Information Backup Table

Annex A-II: Backup Source Documents

Annex A-I

Third Party Information Backup Table

Item	Statement in Form F-1	F-1 Section and Page Number	Backup Source Filer[1]
A.	We are the largest operator of international and bilingual K-12 schools in China in terms of student enrollment as of September 1, 2016, according to the Frost & Sullivan report.	Summary, p. 1 MD&A: p. 69 Business, pp. 108, 109	Data A (F&S Report, p. 41)

B.	According to the Frost &Sullivan report, we are among a select group of private school operators in China accredited to administer all major globally-recognized education programs, including Diploma Program, Advanced Placement and IGCSE/A-Level.	Summary, p. 1 Business, pp. 108, 109, 115	Data B (F&S Report, p. 53)

	We are also one of the first school operators in China accredited to administer the full set of International Baccalaureate, or IB, curricula, including its Primary Years Program, Middle Years Program, and Diploma Program.	Summary, p. 1 Business, pp. 108, 109

C.	68.0% of the 2016 graduating class enrolled in our Diploma Program or A-Level curricula that applied for overseas universities were admitted into global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News.	Summary, p. 1 Business, pp. 108, 110, 115, 122	Data C(1) (QS World University Rankings) Data C(2) (University rankings on the U.S. News)

	Among our 2015 and 2016 graduating classes enrolled in our Diploma Program or A-Level curricula at this school, who applied for overseas universities, approximately 85.7% of them were admitted into top 50 universities and approximately 42.9% were admitted into top 10 universities, both as ranked by QS World University Rankings, including two admitted into Oxford University in 2015.	Business, p. 117

D.	The average tuition across our six international schools for the 2016 school year was approximately 10.4% higher than the average tuition of international programs in China targeting Chinese students, according to the Frost & Sullivan report.	Summary, pp. 1-2 Business, pp. 108, 109	Data D by calculation (F&S Report, p. 50)

[1]	Please refer to Annex A-II: Backup Source Documents with the respective Data number for the corresponding supporting information.

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E.	Similarly, during the same period, our bilingual schools and kindergartens charged substantially higher tuition than the average tuition of private schools from grade one through nine and kindergartens in China, respectively, according to the Frost & Sullivan report.	Summary, p. 2 Business, p. 108, 109	Data E(1) by calculation, Data E(2) by calculation (F&S Report, p. 47)

F.	According to the Frost & Sullivan report, 26.0%, 16.0% and 14.0% of Chinese students commencing education overseas in 2015 sought education in the United States, Australia and the United Kingdom, respectively.	Risk Factors, p. 20	Data F(1), Data F(2), Data F(3) (F&S Report, p. 22)

G.	The K-12 education system in China consists of public and private schools, with a total of 210.2 million students as of December 31, 2016, according to the Frost & Sullivan report.	Summary, p. 2	Data G(1), Data G(2), Data G(3) (F&S Report, p. 19)

	According to the Frost & Sullivan report, there were 210.2 million K-12 students in China as of December 31, 2016, with 44.1 million enrolled in kindergartens, 142.4 million enrolled in Grade 1-9 schools and 23.7 million enrolled in Grade 10-12 schools, and it is expected to grow to 229.4 million students by December 31, 2021.	Industry, p. 90

H.	According to the Frost & Sullivan report, this market is highly fragmented and lacks dominant players with nationwide coverage and large market share.	Industry, p. 101	Data H (F&S Report, p. 38)

I.	According to the Frost & Sullivan report, the revenue of private K-12 education market in China increased from RMB99.2 billion in 2011 to RMB217.3 billion in 2016 and is expected to reach RMB370.3 billion in 2021.	Summary, p. 2	Data I(1), Data I(2) (F&S Report, p. 32)

	According to the Frost & Sullivan report, the revenue generated from the private K-12 education market in China was RMB217.3 billion in 2016, and is expected to reach RMB370.3 billion in 2021, representing a CAGR of 11.2%.	Industry, p. 101

J.	The number of students enrolled at private K-12 schools in China increased from 29.4 million as of December 31, 2011 to 40.0 million as of December 31, 2016 and is expected to reach 51.1 million by December 31, 2021, representing a higher growth rate than that for public K-12 schools in China over the same period, according to the Frost & Sullivan report. The number of private school students as a percentage of total K-12 students is expected to increase from 19.0% to 22.3% as of December 31, 2016 and 2021, respectively.	Industry, p. 101	Data J(1), Data J(2), Data J(3), Data J(4) by calculation, Data J(5) by calculation, Data J(6) by calculation (F&S Report, p. 19)

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K.	International schools are typically characterized by better school facilities, smaller average class sizes (approximately 25 students per class compared to approximately 50 across the broader education industry in China), more diversified curriculum offerings, stronger emphasis on the well-rounded development of students, and significantly higher tuition, according to the Frost & Sullivan report.	Industry, p. 102	Data K (F&S Report, p. 51)

L.		Industry, p. 102	Data L by calculation (F&S Report, p. 37)

M.		Industry, p. 103	Data M by calculation (F&S Report, p. 29)

N.	According to the Frost & Sullivan report, the revenue generated from international private K-12 schools in China was RMB16.5 billion in 2016 and is expected to reach RMB40.1 billion in 2021, representing a CAGR of 19.4%.	Industry, p. 103	Data N(1) by calculation, Data N(2) by calculation, Data N(3) by calculation (F&S Report, p. 37)

O.	This is driven by increases in both tuition and students enrollment. The average annual tuition of international private K-12 education grew from RMB56,462 in 2011 to RMB83,828 in 2016, and is expected increase to RMB115,734 by 2021, according to the Frost & Sullivan report.	Industry, p. 103	Data O(1) by calculation, Data O(2) by calculation, Data O(3) by calculation (F&S Report, p. 29, 49)

P.	There were approximately 193,100 students enrolled at 413 international private K-12 schools in China as of December 31, 2016, according to the Frost & Sullivan report. The number of students enrolled at international private K-12 schools is expected to reach approximately 340,400 by December 31, 2021, representing a CAGR of 12.0% from 2016 to 2021.	Industry, p. 103	Data P(1) by calculation, Data P(3) by calculation, Data P(4) by calculation (F&S Report, pp. 29) Data P(2) by calculation (F&S Report, p. 43)

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Q.	The revenue generated from the private kindergarten market was RMB105.7. billion in 2016, and is expected to reach RMB187.8 billion in 2021, representing a CAGR of 12.2%.	Industry, p. 103	Data Q(1), Data Q(2), Data Q(3) by calculation (F&S Report, p. 32)

R.	The number of students enrolled at private kindergartens in China was 24.4 million as of December 31, 2016, and is expected to reach 32.4 million by December 31, 2021.	Industry, p. 103	Data R(1), Data R(2) (F&S Report, p. 27)

S.	The number of high-net-worth individuals in China with investable assets of at least RMB10 million was 1.3 million as of December 31, 2016 and is expected to reach over 1.7 million by December 31, 2021, according to the Frost & Sullivan report.	Industry, p. 104	Data S(1), Data S(2) (F&S Report, p. 10)

T.	The total household expenditure on education in China has also experienced significant growth. Such expenditure increased from RMB660.4 billion in 2011 to RMB1,032.0 billion in 2016 and is expected to reach RMB1,596.5 billion by 2021, according to the Frost & Sullivan report.	Industry, p. 104	Data T(1) Data T(2) Data T(3) (F&S Report, p. 13)

U.	The number of Chinese students commencing overseas education was approximately 544,500 in 2016 and is expected to reach approximately 775,900 by 2021, according to the Frost & Sullivan report.	Summary, p. 2	Data U(1), Data U(2), Data U(3) by calculation (F&S Report, p. 20)

	According to the Frost & Sullivan report, the number of Chinese students commencing overseas education was approximately 544,500 in 2016 and is expected to reach approximately 775,900 by 2021, representing a CAGR of 7.3%.	Industry, p. 104

V.	In 2006, there were approximately 52,000 Chinese students commencing undergraduate or lower levels of education overseas. By 2016, this number had grown to approximately 351,200 and is expected to reach approximately 519,900 in 2021, representing a CAGR of 8.2%. The proportion of Chinese students commencing undergraduate or lower levels of education overseas also increased from 38.8% of the total number of Chinese students commencing overseas study in 2006 to 64.5% in 2016, and is expected to reach 67.0% in 2021.	Industry, p. 104	Data V(1) by calculation, Data V(2) by calculation, Data V(3) by calculation, Data V(4) by calculation, Data V(5) by calculation, Data V(6) by calculation, Data V(7) by calculation (F&S Report, p. 20)

5

W.	The following table sets forth the ranking of the top five operators of K-12 international and bilingual schools in China as of September 1, 2016.	Industry, p. 105	Data W (F&S Report, p. 41)

Ranking	School operator	Enrollment (thousand students)
1	Our company	29.2
2	Company A	20.5
3	Company B	20.0
4	Company C	14.0
5	Company D	6.5

X.	Among all international school operators in China, the number of students taking international curriculum enrolled at our international schools ranked No. 4 as of September 1, 2016, according to the Frost & Sullivan report.	Industry, p. 105	Data X (F&S Report, p. 44)

Y.	Only one of the schools ranked ahead of the company by this measure also ranked in the top five international and bilingual K-12 school operators with a meaningful contribution from the international segment.	Industry, p. 105	Data Y by comparison (F&S Report, p. 41, 44)

Z.	The revenue generated from the overseas camps market in China was RMB18.6 billion in 2016, and is expected to reach RMB44.1 billion in 2021, representing a CAGR of 18.8%.	Industry, p. 106	Data Z (F&S Report, p. 63)

AA.	The revenue generated from the after-school program market in China was RMB497.1 billion in 2016, and is expected to reach RMB891.5 billion in 2021, representing a CAGR of 12.4%.	Industry, p. 106	Data AA (F&S Report, p. 56)

BB.	In line with the growing demand for overseas education, the revenue generated from the test preparation market in China was RMB10.6 billion in 2016, and is expected to reach RMB23.0 billion in 2021, representing a CAGR of 16.8%.	Industry, p. 106	Data BB (F&S Report, p. 57)

CC.	With more Chinese students graduating from top overseas universities, the revenue generated from the college counseling market was RMB13.9 billion in 2016, and is expected to reach RMB28.6 billion in 2021, representing a CAGR of 15.5%.	Industry, p. 107	Data CC(1), Data CC(2), Data CC(3) (F&S Report, p. 58)

DD.	We had 29,193 students across our school network as of September 1, 2016, approximately 40% larger than our closest competitors, according to the same source.	Business, p. 109	Data DD by calculation (F&S Report, p. 41)

6

Annex A-II

Backup Source Documents

# Leading Operators of International and Bilingual K-12 Private Schools in China

**Top 5 Operators by Student Enrollment (China), 2016**

| Ranking | Education Group | Enrollment (Thousand Persons) |
|---|---|---|
| **1** | **Bright Scholar (碧桂园)** | **29.2** |
| 2 | Maple Leaf (枫叶) | 20.5 |
| 3 | SUIS (协和) | 20.0 |
| 4 | Huijia (汇佳) | 14.0 |
| 5 | Huamei (华美) | 6.5 |

**Top 5 Operators by Revenue from Tuitions (China), 2016**

| Ranking | Education Group | Tuition Revenue (RMB Billion) |
|---|---|---|
| 1 | SUIS (协和) | 1.8 |
| 2 | Huijia (汇佳) | 0.9 |
| **3** | **Bright Scholar (碧桂园)** | **0.8** |
| 4 | Maple Leaf (枫叶) | 0.7 |
| 5 | Huamei (华美) | 0.3 |

[Data A]

- Bright Scholar is the largest operators of international and bilingual K-12 private schools in China in 2016 in terms of student enrollment. The Group leads the market with a 29.2 thousand enrollment in 2016, followed by Maple Leaf with 20.5 thousand and SUIS with 20.0 thousand. Other two leading players in terms of student enrollment are Huijia and Huamei.
- SUIS ranked first in terms of revenue from tuitions in 2016, and its RMB1.8 billion tuition revenue was significantly higher than other leading players. Bright Scholar ranked third in terms of tuition revenue with an amount of RMB0.8 billion in 2016.

*Note:*

1. *Operators of International and Bilingual K-12 Private Schools were represented by those private K-12 education groups that focus on providing international education to Chinese students which have more than 20% students enrolled in international education, and of this enrollment, more than 50% are Chinese students.*
2. *Revenue from tuitions is represented by the players' tuition income from K-12 (kindergartens, primary, middle and high schools) programs.*
3. *Bright Scholar's number of students excludes Elan.*

*Source: Frost & Sullivan Analysis*

41

FROST & SULLIVAN

Bright Scholar’s Competitive Edge
Bright Scholar is one of the earliest private school operators in China. Bright Scholar is one of the earliest international school operators in China.
Bright Scholar is one of the few schools that administer all of International Baccalaureate Diploma, Advanced Placement and IGCSE/A- Level examinations in China.
[Data]
Bright Scholar is one of the few schools authorized by Cambridge International Examination Committee to teach IGCSE and A-Level courses, by the U.S. College Board to teach Advance Placement courses, and by NCC Education in the United Kingdom to teach International Foundation Year courses.
Bright Scholar was one of the earliest private school operators in China to have obtained accreditation from the IB Organization for its education programs.
53
FROST & SULLIVAN

QS World University Rankings 2016-2017 | Top Universities Page 4 of 7

University Rankings | Rankings Indicators

[Data C(1)]

**QS World University Rankings**

| # RANK | UNIVERSITY | LOCATION | COMPARE |
|---|---|---|---|
| 2016 | University search | By location | Rated only |
| 1 | Massachusetts Institute of Technology (MIT) (/node/294850#wurs) | | |
| 2 | Stanford University (/node/297282#wurs) | | |
| 3 | Harvard University (/node/294270#wurs) | | |
| 4 | University of Cambridge (/node/294561#wurs) | | |
| 5 | California Institute of Technology (Caltech) (/node/294562#wurs) | | |
| 6 | University of Oxford (/node/294654#wurs) | | |
| 7 | UCL (University College London) (/node/294014#wurs) | | |
| 8 | ETH Zurich - Swiss Federal Institute of Technology (/node/294432#wurs) | | |
| 9 | Imperial College London (/node/294030#wurs) | | |
| 10 | University of Chicago (/node/294536#wurs) | | |
| 11 | Princeton University (/node/297490#wurs) | | |
| 12 | National University of Singapore (NUS) (/node/294798#wurs) | | |
| 13 | Nanyang Technological University, Singapore (NTU) (/node/294821#wurs) | | |
| 14 | Ecole Polytechnique Fédérale de Lausanne (EPFL) (/node/294481#wurs) | | |
| 15 | Yale University (/node/297177#wurs) | | |
| 16 | Cornell University (/node/294514#wurs) | | |
| 17 | Johns Hopkins University (/node/294184#wurs) | | |
| 18 | University of Pennsylvania (/node/297569#wurs) | | |
| 19 | The University of Edinburgh (/node/294478#wurs) | | |
| 20 | Columbia University (/node/294519#wurs) | | |

https://www.topuniversities.com/university-rankings/world-university-rankings/2016?u... 3/10/2017

QS World University Rankings 2016-2017 | Top Universities Page 5 of 7

[Data C(1) cont'd]

| 2016 | University search | By location | | Rated only |
|---|---|---|---|---|
| 21 | King's College London (/node/294029#wurs) | | | |
| 22 | The Australian National University (/node/294616#wurs) | | | |
| 23 | University of Michigan (/node/294857#wurs) | | | |
| 24 | Tsinghua University (/node/297235#wurs) | | | |
| 24 | Duke University (/node/294490#wurs) | | | |
| 26 | Northwestern University (/node/294767#wurs) | | | |
| 27 | The University of Hong Kong (/node/294256#wurs) | | | |
| 28 | University of California, Berkeley (UCB) (/node/294572#wurs) | | | |
| 29 | The University of Manchester (/node/294871#wurs) | | | |
| 30 | McGill University (/node/294864#wurs) | | | |
| 31 | University of California, Los Angeles (UCLA) (/node/294569#wurs) | | | |
| 32 | University of Toronto (/node/297242#wurs) | | | |
| 33 | Ecole normale supérieure, Paris (/node/294482#wurs) | | | |
| 34 | The University of Tokyo (/node/297246#wurs) | | | |
| 35 | Seoul National University (/node/297403#wurs) | | | |
| 36 | The Hong Kong University of Science and Technology (/node/294255#wurs) | | | |
| 37 | Kyoto University (/node/294111#wurs) | | | |
| 37 | London School of Economics and Political Science (LSE) (/node/294016#wurs) | | | |
| 39 | Peking University (/node/294606#wurs) | | | |
| 40 | University of California, San Diego (UCSD) (/node/294567#wurs) | | | |
| 41 | University of Bristol (/node/294587#wurs) | | | |
| 42 | The University of Melbourne (/node/294861#wurs) | | | |

https://www.topuniversities.com/university-rankings/world-university-rankings/2016?u... 3/10/2017

QS World University Rankings 2016-2017 | Top Universities Page 6 of 7
[Data C(1) cont’d]
2016 University search By location Rated only
43 Fudan University (/node/294367#wurs)
44 The Chinese University of Hong Kong (CUHK)(/node/294277#wurs)
45 University of British Columbia (/node/294586#wurs)
46 The University of Sydney (/node/296815#wurs)
46 New York University (NYU) (/node/294786#wurs)
46 KAIST - Korea Advanced Institute of Science & Technology (/node/294124#wurs)
49 The University of New South Wales (UNSW Australia) (/node/294788#wurs)
49 Brown University (/node/294584#wurs)
Ranking 50 of 916 < 1 ... 2 3 4 ... 19 Results per page: 50
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[Data C(2)]

| Name/Rank | Tuition and Fees | Enrollment |
|---|---|---|
| Princeton University<br>Princeton, NJ<br>#1 in National Universities | $45,320 | 5,402 |
| University of Chicago<br>Chicago, IL<br>#3 in National Universities (tie) | $52,491 | 5,844 |
| Columbia University<br>New York, NY<br>#5 in National Universities (tie) | $55,056 | 6,102 |
| Massachusetts Institute of Technology<br>Cambridge, MA<br>#7 in National Universities | $48,452 | 4,527 |
| University of Pennsylvania<br>Philadelphia, PA<br>#8 in National Universities (tie) | $51,464 | 9,726 |
| Dartmouth College<br>Hanover, NH<br>#11 in National Universities | $51,438 | 4,307 |
| Northwestern University<br>Evanston, IL<br>#12 in National Universities (tie) | $50,855 | 8,314 |
| Cornell University<br>Ithaca, NY<br>#15 in National Universities (tie) | $50,953 | 14,315 |
| University of Notre Dame<br>Notre Dame, IN<br>#15 in National Universities (tie) | $49,685 | 8,462 |
| Washington University in St. Louis<br>St. Louis, MO<br>#19 in National Universities | $49,770 | 7,504 |
| Georgetown University<br>Washington, DC<br>#20 in National Universities (tie) | $50,547 | 7,562 |
| University of Southern California<br>Los Angeles, CA<br>#23 in National Universities | $52,217 | 18,810 |
| University of California--Los Angeles<br>Los Angeles, CA | $39,518 (out-of-state),<br>$12,836 (in-state) | 29,585 |

[Data C(2) cont'd]

| Name/Rank | Tuition and Fees | Enrollment |
|---|---|---|
| #24 in National Universities (tie)<br>Tufts University<br>Medford, MA | $52,430 | 5,290 |
| #27 in National Universities (tie)<br>Wake Forest University<br>Winston-Salem, NC | $49,308 | 4,871 |
| #27 in National Universities (tie)<br>Boston College<br>Chestnut Hill, MA | $51,296 | 9,192 |
| #31 in National Universities<br>University of Rochester<br>Rochester, NY | $50,142 | 6,304 |
| #32 in National Universities (tie)<br>Georgia Institute of Technology<br>Atlanta, GA | $32,404 (out-of-state), $12,212 (in-state) | 15,142 |
| #34 in National Universities (tie)<br>Case Western Reserve University<br>Cleveland, OH | $46,006 | 5,121 |
| #37 in National Universities (tie)<br>Boston University<br>Boston, MA | $50,240 | 17,932 |
| #39 in National Universities (tie)<br>Rensselaer Polytechnic Institute<br>Troy, NY | $50,797 | 5,864 |
| #39 in National Universities (tie)<br>University of California--Irvine<br>Irvine, CA | $39,458 (out-of-state), $14,750 (in-state) | 25,256 |
| #39 in National Universities (tie)<br>University of California--Davis<br>Davis, CA | $40,728 (out-of-state), $14,046 (in-state) | 28,384 |
| #44 in National Universities (tie)<br>University of Illinois--Urbana-Champaign<br>Champaign, IL | $31,320 (out-of-state), $15,698 (in-state) | 33,368 |
| #44 in National Universities (tie)<br>University of Wisconsin--Madison<br>Madison, WI | $32,738 (out-of-state), $10,488 (in-state) | 31,662 |
| #44 in National Universities (tie) | | |

2

[Data C(2) cont’d]
Name/Rank Tuition and Fees Enrollment
Pepperdine University Malibu, CA $50,022 3,533
#50 in National Universities (tie) Villanova University Villanova, PA $49,280 6,994
#50 in National Universities (tie)
3

Average Annual Tuition Fee of International Programs Targeting Chinese Students
Average Annual Tuition Fee of International Programs Targeting Chinese Students (China), 2011- 2021E
Targeting foreign passport holders Targeting Chinese students K-12 Average
Average Annual Tuition Fee of International Education (RMB) 200,000 160,000 120,000 80,000 40,000
[Data D by calculation]
69,067 (the average tuition, excluding fees, across our six international schools for the 2016 school year) / 62,574 (the average tuition of international programs in China targeting Chinese students) - 1 = 10.4%
*Note: 2016 school year refers to the period from September 1, 2015 to June 30, 2016.
2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E 2021E
Targeting foreign passport holders 65,943 73,381 81,573 91,361 101,579 110,989 121,326 132,938 146,204 160,480 176,915
Targeting Chinese students 44,680 49,551 53,810 58,083 62,574 67,350 72,455 77,795 83,532 89,572 95,969
K-12 Average 52,943 57,843 62,781 67,975 73,316 78,479 83,985 89,854 96,250 102,938 110,244
Note:
1. International programs/schools targeting Chinese students includes international programs hosted at public schools and international private schools targeting Chinese students;
2. International private education includes international private schools targeting foreign passport holders and international private schools targeting Chinese students;
3. Tuition levels apply to school year beginning in September of the stated year to August of the following year.
Source: Frost & Sullivan Analysis
50 FROST & SULLIVAN

Average Annual Tuition Fee of Private K-12 Education in China
Average Annual Tuition Fee of Private K-12 Education (China), 2011 - 2021E
Average Annual Tuition Fee of
Private K-12 Education (RMB)
Kindergarten Grade 1-9 Grade 10-12 K-12 Average
14,000 12,000 10,000 8,000 6,000 4,000 2,000 -
[Data E(1) by calculation]
20,623 (the average tuition, excluding fees, across our bilingual schools for the 2016 school year) /
3,556 (the average tuition of private schools from grande one through nine) - 1
= 479.9%
[Data E(2) by calculation]
24,103 (the average tuition, excluding fees, across our kindergartens for the 2016 school year) /
3,279 (the average tuition of private kindergartens) - 1
= 635.1%
*Note: 2016 school year refers to the period from September 1, 2015 to June 30, 2016.
2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E 2021E
Kindergarten 1,957 2,354 2,665 3,213 3,279 3,499 3,848 4,096 4,313 4,547 4,743
Grade 1-9 2,318 2,766 2,762 3,505 3,556 3,723 3,980 4,218 4,477 4,787 5,128
Grade 10-12 5,582 5,232 7,416 8,565 8,297 8,686 9,953 10,801 11,761 12,282 12,864
K-12 Average 2,371 2,708 3,029 3,672 3,710 3,920 4,274 4,540 4,795 5,067 5,324
Source: Frost & Sullivan Analysis
47 FROST & SULLIVAN

Chinese Students’ Destinations for Overseas Study
Chinese Students’ Destinations for Overseas Study,
2016
U.S.
26% [Data F(1)]
Others 44%
16% [Data F(2)]
Australia
14% [Data F(3)]
UK
Compared with before, the destinations for Chinese students’ overseas study are becoming more diversified. However, United States, Australia and Unite Kingdom were still the major destinations for overseas study for Chinese students. There were over 50 percent of students choosing these three countries in 2015. In addition, Canada and Japan were also among the top priority choices for Chinese student. Other destinations include Hong Kong, Singapore, South Korea and other European countries like France, Germany and so on.
Source: Frost & Sullivan Analysis
22 FROST & SULLIVAN

# Total Number of Students Enrolled in Public and Private K-12 Schools in China

**Total Number of Students Enrolled in Public and Private K-12 Schools (China), 2011 – 2021E**

*Total Number of Student Enrollments*

*Unit: Million Persons*

[Data G(1)]


209.0
206.1
201.3
202.9
206.4
210.2
212.8
216.3
220.5
224.9
229.4
179.6
174.7
168.2
167.6
168.7
170.3
171.9
173.2
174.9
176.6
178.2
29.4
31.4
33.1
35.3
37.8
40.0
40.9
43.1
45.7
48.3
51.1
2011
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E

[Data G(3)]

| *Sectors* | *11/16 CAGR* | *16/21E CAGR* |
|---|---|---|
| Total | 0.1% | 1.8% |
| Students in Public K-12 Schools | -1.1% | 0.9% |
| Students in Private K-12 Schools | 6.3% | 5.1% |

[Data G(2)]

- As of December 31, 2016, there were 44.1 million students enrolled in kindergartens, 142.4 million students enrolled in Grade 1-9 schools (primary schools and middle schools) and 23.7 million students enrolled in Grade 10-12 schools (high schools) in China. Generally speaking, over the past years, there were more and more students shifting from public schools to private ones and thus leading to the quicker growth of private schools than public ones by total student enrollments.
- Despite the development of private schools previously encountering troubles due to the government's over-intervention, it is believed that in the coming future, the government will likely help fix these problems by adjusting its policies to provide private schools with a better environment.

*Source: Frost & Sullivan Analysis*

19

FROST & SULLIVAN

Total Number of K-12 Schools in China
Total Number of K-12 Schools (China), 2011 - 2021E
Sectors
11/16 CAGR
16/21E CAGR
Total Number of K-12 Schools
Unit: Thousand
475.8 476.6 478.2 477.1 479.9 486.5 491.0 495.4 501.4 507.0 515.7 Total 0.4% 1.2%
348.5 340.0 332.5 325.0 320.2 322.5 322.1 322.0 323.2 324.3 319.0 public K-12 schools -1.5% -0.2%
127.3 136.6 145.8 152.2 159.7 164.0 168.9 173.4 178.2 182.7 196.7 private K-12 schools 5.2% 3.7%
2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E 2021E
[Data H]
Private K-12 education market in China is highly fragmented. So far, it lacks dominant players with a nationwide coverage and significantly higher market share in China’s private fundamental education market. Private K-12 schools has been increasing from 127.3 thousand in 2011 to 164.0 thousand in 2016, representing a CAGR of 5.2 percent. With further popularity of private education, more private K-12 schools are expected to be established, reaching 196.7 thousand in 2021.
As the transformation of government function, many local governments have purchased service from private kindergartens to provide cheap, quality preschool education to citizens.
Source: Frost & Sullivan Analysis
38 FROST & SULLIVAN

Total Revenue of Private K-12 Education Industry in China
Total Revenue of Private K-12 Education Industry (China), 2011 - 2021E
400 350 300 250 200 150 100 50 0
Kindergarten Grade 1-9 Grade 10-12
[Data I(1)]
99.2 124.0 146.5 179.9 195.0 217.3 241.7 269.1 299.8 333.8 370.3
42.3 56.8 68.6 84.4 93.9 105.7 118.8 133.5 150.0 168.2 187.8
38.8 48.6 53.2 66.4 70.6 78.0 86.0 95.0 105.0 116.2 128.2
18.0 18.6 24.7 29.1 30.6 33.6 36.9 40.6 44.8 49.4 54.4
2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E 2021E
[Data I(2)]
Total Revenue of Private K-12
Education Industry (Billion RMB)
Total revenue of private K-12 education industry has been calculated by aggregating total PRC government public expenditures allocated to schools in the PRC private K-12 education industry by the central government and local governments, funding provided to private schools by investors, revenues generated from donations to and fundraising by schools, revenues generated by schools from teaching, research and other activities (such as tuition and school-run businesses), and other educational funding or school revenues.
So far, private education has become an important force in the Chinese educational system. With consumers’ rising preference towards private schools, more and more parents in China tend to sending their children to private schools, driving the increasing enrollments of private schools and also their income of education industry from tuition fees and private investment.
From 2011 to 2016, total revenue of private K-12 education industry increased from RMB99.2 billion to RMB217.3 billion, representing a CAGR of 17.0 percent. And for the future several years from 2016 to 2021, total revenue of private K-12 education industry is expected to increase from RMB217.3 billion to RMB370.3 billion, representing a CAGR of 11.2 percent.
Source: Frost & Sullivan Analysis
32 FROST & SULLIVAN

# Total Number of Students Enrolled in Public and Private K-12 Schools in China

**Total Number of Students Enrolled in Public and Private K-12 Schools (China), 2011 – 2021E**



Total Number of Student Enrollments
Sectors
11/16 CAGR
16/21E CAGR
Unit: Million Persons
[Data J(6) by calculation]
51.1 / 229.4 = 22.3%
[Data J(5) by calculation]
40.0 / 210.2 = 19.0%
209.0 206.1 201.3 202.9 206.4 210.2 212.8 216.3 220.5 224.9 229.4
Total 0.1% 1.8%
179.6 174.7 168.2 167.6 168.7 170.3 171.9 173.2 174.9 176.6 178.2
Students in Public K-12 Schools -1.1% 0.9%
[Data J(4) by calculation]
Private K-12:
(51.1 - 29.4) / 29.4 = 73.8% -> higher growth rate
Public K-12:
(178.2 - 179.6) / 179.6 = -0.8%
29.4 31.4 33.1 35.3 37.8 40.0 40.9 43.1 45.7 48.3 51.1
Students in Private K-12 Schools 6.3% 5.1%
[Data J(1)] [Data J(2)] [Data J(3)]
2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E 2021E

- As of December 31, 2016, there were 44.1 million students enrolled in kindergartens, 142.4 million students enrolled in Grade 1-9 schools (primary schools and middle schools) and 23.7 million students enrolled in Grade 10-12 schools (high schools) in China. Generally speaking, over the past years, there were more and more students shifting from public schools to private ones and thus leading to the quicker growth of private schools than public ones by total student enrollments.
- Despite the development of private schools previously encountering troubles due to the government's over-intervention, it is believed that in the coming future, the government will likely help fix these problems by adjusting its policies to provide private schools with a better environment.

*Source: Frost & Sullivan Analysis*

19

FROST & SULLIVAN

# Average Teacher-Student Ratio of K-12 Education in China

**Average Teacher-Student Ratio of K-12 Education (China), 2016**


Overall
Public
Private
International
K-12 education
Kindergarten
Grade 1-9
Grade 10-12
1:15.7
1:19.8
1:15.1
1:13.7
1:15.0
1:21.7
1:14.4
1:14.4
1:19.4
1:18.3
1:27.9
1:10.0
1:7.9
1:8.5
1:8.3
1:7.6

- Average teacher-student ratio reflects the education resource in K-12 education stage.
- Private K-12 schools have lower (better) teacher-student ratio in preschool and high school education, and higher (poorer) teacher-student ratio in compulsory education. The main reason lies in the fact that private schools providing compulsory education to migrant children accounts for a considerable amount. As public education resources can not cover migrant children, they have to turn to private education.

[Data K]

- International schools have the lowest (best) teacher-student ratio in all stages. Main reason is that average class size of international education is around 25 persons, much less than common average class size (around 50 persons). International schools are typically characterized by better school facilities, smaller average class sizes (approximately 25 students per class compared to approximately 50 across the broader education industry in China), more diversified curriculum offerings, stronger emphasis on the well-rounded development of students, and significantly higher tuition.

Source: Frost & Sullivan Analysis

51 FROST & SULLIVAN

# Total Revenue of International Education Industry in China

Total Revenue of International Education Industry (China), 2011 – 2021E



Private int'l schools targeting foreign passport holders
Int'l programs hosted at public schools
Private int'l schools targeting Chinese students
[Data L by calculation]
2011: 3.0 + 2.7 = 5.7
2012: 3.6 +3.8 = 7.4
2013: 4.2 + 5.0 = 9.2
2014: 4.8 + 6.4 = 11.2
2015: 5.6 + 8.0 = 13.6
2016: 6.4 + 10.1 = 16.5
2017E: 7.2 +12.6 = 19.9
2018E: 8.2 +15.6 = 23.8
2019E: 9.3 + 19.2 = 28.5
2020E: 10.5 + 23.5 = 34.0
2021E: 11.8 + 28.3 = 40.1
Total Revenue of International Education Industry (Billion RMB)
0
5
10
15
20
25
30
35
40
45
6.2
3.0
0.6
2.7
8.1
3.6
0.7
3.8
10.0
4.2
0.8
5.0
12.2
4.8
1.0
6.4
14.7
5.6
1.1
8.0
17.7
6.4
1.2
10.1
21.2
7.2
1.3
12.6
25.2
8.2
1.4
15.6
30.0
9.3
1.5
19.2
35.6
10.5
1.7
23.5
41.9
11.8
1.8
28.3
2011
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E

*Note:*

1. *International programs/schools targeting Chinese students includes international programs hosted at public schools and private international schools targeting Chinese students;*
2. *International private education includes private international schools targeting foreign passport holders and private international schools targeting Chinese students.*

*Source: Frost & Sullivan Analysis*

37

FROST & SULLIVAN

# Total Number of Students Enrolled in International Programs



Total Number of Students Enrolled in International Programs (China), 2011 – 2021E
Total Number of Student Enrolment (Thousand Persons)
400
350
300
250
200
150
100
50
0
Int'l private schools targeting foreign passport holders
Int'l programs hosted at public schools
Int'l private schools targeting Chinese students
[Data M by calculation]
2011: 44.8 + 53.6 = 98.4
2012: 47.8 + 70.0 = 117.8 (before rounding)
2013: 50.6 +83.9 = 134.5 (before rounding)
2014: 52.6 + 99.5 = 152.1
2015: 54.6 + 116.1 = 170.7
2016: 56.5 + 136.6 = 193.1
2017: 58.3 + 159.6 = 217.9
2018E: 60.2 + 184.8 = 245.0
2019E: 62.0 + 212.6 = 274.6
2020E: 63.9 + 243.2 = 307.1
2021E: 65.8 + 274.6 = 340.4
115.2
44.8
16.8
53.6
137.2
47.8
19.5
70.0
156.5
50.6
22.1
83.9
176.9
52.6
24.8
99.5
198.1
54.6
27.4
116.1
221.4
56.5
28.3
136.6
247.1
58.3
29.2
159.6
275.0
60.2
30.1
184.8
305.6
62.0
30.9
212.6
338.9
63.9
31.8
243.2
373.1
65.8
32.8
274.6
2011
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E

*Note:*

1. *International programs/schools targeting Chinese students includes international programs hosted at public schools and international private schools targeting Chinese students;*
2. *International private education includes international private schools targeting foreign passport holders and international private schools targeting Chinese students.*

*Source: Frost & Sullivan Analysis*

29

FROST & SULLIVAN

Total Revenue of International Education Industry in China
Total Revenue of International Education Industry (China), 2011 – 2021E
Total Revenue of International Education Industry (Billion RMB)
Private int’l schools targeting foreign passport holders
Int’l programs hosted at public schools
Private int’l schools targeting Chinese students
[Data N(1) by calculation]
6.4 + 10.1 = 16.5
[Data N(2) by calculation]
11.8 + 28.3 = 40.1
[Data N(3) by calculation]
CAGR = (40.1/16.5)^(1/5) - 1 = 19.4%
45 40 35 30 25 20 15 10 5 0
6.2 3.0 0.6 2.7 2011
8.1 3.6 0.7 3.8 2012
10.0 4.2 0.8 5.0 2013
12.2 4.8 1.0 6.4 2014
14.7 5.6 1.1 8.0 2015
17.7 6.4 1.2 10.1 2016
21.2 7.2 1.3 12.6 2017E
25.2 8.2 1.4 15.6 2018E
30.0 9.3 1.5 19.2 2019E
35.6 10.5 1.7 23.5 2020E
41.9 11.8 1.8 28.3 2021E
Note:
1. International programs/schools targeting Chinese students includes international programs hosted at public schools and private international schools targeting Chinese students;
2. International private education includes private international schools targeting foreign passport holders and private international schools targeting Chinese students.
Source: Frost & Sullivan Analysis
37 FROST & SULLIVAN

Total Number of Students Enrolled in International Programs
Total Number of Students Enrolled in International Programs (China), 2011 – 2021E
Total Number of Student Enrolment (Thousand Persons)
[Rounding of 44.77 and 53.61, to be used in the calculation of Data O(1), see the next page]
[Rounding of 56.47 and 136.63, to be used in the calculation of Data O(2), see the next page]
[Rounding of 65.8 and 274.57, to be used in the calculation of Data O(3), see the next page]
Int’l private schools targeting foreign passport holders
Int’l programs hosted at public schools
Int’l private schools targeting Chinese students
400 350 300 250 200 150 100 50 0
115.2 44.8 16.8 53.6 2011
137.2 47.8 19.5 70.0 2012
156.5 50.6 22.1 83.9 2013
176.9 52.6 24.8 99.5 2014
198.1 54.6 27.4 116.1 2015
221.4 56.5 28.3 136.6 2016
247.1 58.3 29.2 159.6 2017E
275.0 60.2 30.1 184.8 2018E
305.6 62.0 30.9 212.6 2019E
338.9 63.9 31.8 243.2 2020E
373.1 65.8 32.8 274.6 2021E
Note:
1. International programs/schools targeting Chinese students includes international programs hosted at public schools and international private schools targeting Chinese students;
2. International private education includes international private schools targeting foreign passport holders and international private schools targeting Chinese students.
Source: Frost & Sullivan Analysis
29 FROST & SULLIVAN

Average Annual Tuition Fee of International Education in China
Average Annual Tuition Fee of International Education (China), 2011 – 2021E
[Data O(1) by calculation]
65,943 x 44.77 + 48,544 x 53.61 /
(44.77 + 53.61) = 56,462
[Data O(2) by calculation]
110,989 x 56.47 + 72,602 x 136.63 /
(56.47 + 136.63) = 83,828
[Data O(3) by calculation]
176,915 x 65.8 + 101,072 x 274.57 /
(65.8 + 274.57) = 115,734
Average Annual Tuition Fee of International Education (RMB)
Int’l private school targeting foreign passport holders
Int’l private schools targeting Chinese students
Int’l programs hosted at public schools
Average of all international schools
200,000 160,000 120,000 80,000 40,000 -
2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E 2021E
Int’l private school targeting foreign passport holders
Int’l programs hosted at public schools
Int’l private schools targeting Chinese students
Average of all international schools
65,943 32,363 48,544 52,943
73,381 34,284 53,803 57,843
81,573 36,181 58,448 62,781
91,361 38,106 63,053 67,975
101,579 40,084 67,885 73,316
110,989 42,032 72,602 78,479
121,326 44,132 77,639 83,985
132,938 46,300 82,922 89,854
146,204 48,528 88,626 96,250
160,480 50,812 94,645 102,938
176,915 53,190 101,072 110,244
Note:
1. International programs/schools targeting Chinese students includes international programs hosted at public schools and international private schools targeting Chinese students;
2. International private education includes international private schools targeting foreign passport holders and international private schools targeting Chinese students;
3. Tuition levels apply to school year beginning in September of the stated year to August of the following year.
Source: Frost & Sullivan Analysis
49 FROST & SULLIVAN

Total Number of Students Enrolled in International Programs
Total Number of Students Enrolled in International Programs (China), 2011 – 2021E
Total Number of Student Enrolment (Thousand Persons)
Private int’l schools targeting foreign passport holders
Int’l programs hosted at public schools
Private int’l schools targeting Chinese students
400 350 300 250 200 150 100 50 0
115.2 44.8 16.8 53.6 2011
137.2 47.8 19.5 70.0 2012
156.5 50.6 22.1 83.9 2013
176.9 52.6 24.8 99.5 2014
198.1 54.6 27.4 116.1 2015
221.4 56.5 28.3 136.6 2016
247.1 58.3 29.2 159.6 2017E
275.0 60.2 30.1 184.8 2018E
305.6 62.0 30.9 212.6 2019E
338.9 63.9 31.8 243.2 2020E
373.1 65.8 32.8 274.6 2021E
[Data P(4) by calculation]
CAGR = (340.4/193.1)^(1/5) - 1 = 12.0%
[Data P(1) by calculation]
56.5 + 136.6 = 193.1
[Data P(3) by calculation]
65.8 + 274.6 = 340.4
Note:
1. International programs/schools targeting Chinese students includes international programs hosted at public schools and private international schools targeting Chinese students;
2. International private education includes private international schools targeting foreign passport holders and private international schools targeting Chinese students.
Source: Frost & Sullivan Analysis
29 FROST & SULLIVAN

Total Number of International Schools in China (Cont.)
Number of International Schools by Type of School (China), 2011 – 2021E
Private int’l schools targeting foreign passport holders
lnt’l programs hosted at public schools
Private int’l schools targeting Chinese students
[Data P(2) by calculation]
119 + 294 = 413
Number of International Schools (Unit)
1,000 800 600 400 200 0
427 107 125 195 2011
482 113 145 224 2012
519 116 163 240 2013
556 116 183 257 2014
593 118 202 273 2015
621 119 208 294 2016
651 119 214 318 2017E
681 120 220 341 2018E
712 120 225 367 2019E
745 120 231 394 2020E
779 120 237 422 2021E
Note:
1. International programs/schools targeting Chinese students includes international programs hosted at public schools and private international schools targeting Chinese students;
2. International private education includes private international schools targeting foreign passport holders and private international schools targeting Chinese students.
Source: Frost & Sullivan Analysis
43 Frost & Sullivan

Total Revenue of Private K-12 Education Industry in China
Total Revenue of Private K-12 Education Industry (China), 2011 - 2021E
Total Revenue of Private K-12
Education Industry (Billion RMB)
400 350 300 250 200 150 100 50 0
Kindergarten Grade 1-9 Grade 10-12
[Data Q(3) by calculation]
CAGR = (187.8/105.7)^(1/5) - 1 = 12.2%
99.2 42.3 38.8 18.0 2011
124.0 56.8 48.6 18.6 2012
146.5 68.6 53.2 24.7 2013
179.9 84.4 66.4 29.1 2014
195.0 93.9 70.6 30.6 2015
[Data Q(1)] 217.3 105.7 78.0 33.6 2016
241.7 118.8 86.0 36.9 2017E
269.1 133.5 95.0 40.6 2018E
299.8 150.0 105.0 44.8 2019E
333.8 168.2 116.2 49.4 2020E
370.3 [Data Q(2)] 187.8 128.2 54.4 2021E
Total revenue of private K-12 education industry has been calculated by aggregating total PRC government public expenditures allocated to schools in the PRC private K-12 education industry by the central government and local governments, funding provided to private schools by investors, revenues generated from donations to and fundraising by schools, revenues generated by schools from teaching, research and other activities (such as tuition and school-run businesses), and other educational funding or school revenues.
So far, private education has become an important force in the Chinese educational system. With consumers’ rising preference towards private schools, more and more parents in China tend to sending their children to private schools, driving the increasing enrollments of private schools and also their income of education industry from tuition fees and private investment.
From 2011 to 2016, total revenue of private K-12 education industry increased from RMB99.2 billion to RMB217.3 billion, representing a CAGR of 17.0 percent. And for the future several years from 2016 to 2021, total revenue of private K-12 education industry is expected to increase from RMB217.3 billion to RMB370.3 billion, representing a CAGR of 11.2 percent.
Source: Frost & Sullivan Analysis
32 FROST & SULLIVAN

# Total Number of Student Enrollments in Private K-12 Education in China

**Total Number of Student Enrollments in Private K-12 Education (China), 2011 – 2021E**



Total Number of Student Enrollments
Unit: Million Persons
Sectors
11/16 CAGR
16/21E CAGR
Total 6.3% 5.1%
Kindergarten 7.5% 5.9%
Grade 1-9 5.0% 4.1%
Grade 10-12 2.7% 1.6%
[Data R(1)]
[Data R(2)]
2011 29.4 16.9 10.1 2.3
2012 31.4 18.5 10.5 2.3
2013 33.1 19.9 10.9 2.3
2014 35.3 21.3 11.6 2.4
2015 37.8 23.0 12.2 2.6
2016 40.0 24.4 12.9 2.7
2017E 40.9 25.0 13.4 2.6
2018E 43.1 26.5 14.0 2.6
2019E 45.7 28.3 14.7 2.6
2020E 48.3 30.2 15.3 2.8
2021E 51.1 32.4 15.8 2.9

- Student enrolments in private K-12 education has been growing rapidly. Total number of student enrolments increased from 29.4 million in 2011 to 40.0 million in 2016 and is expected to grow to 51.1 million in 2021.
- Kindergarten accounts for the majority of private fundamental education. On one hand, the entry barrier for establish a kindergarten is much lower than other education stage. On the other hand, public kindergarten education resources are insufficient to meet the demand. With the amendment of Law of the People's Republic of China on Promotion of Privately-run Schools, more private capital will focus on the kindergarten and high school education stage.

*Source: Frost & Sullivan Analysis*

27
FROST & SULLIVAN

Population of High-net-worth Individuals in China
Population of High-net-worth Individuals (HNWIs) (China), 2011 - 2021E
+6.9% +5.8%
High-net-worth Individuals Population (Thousand)
2,000 1,600 1,200 800 400 0
960 2011
1,020 2012
1,050 2013
1,090 2014
1,210 2015
[Data S(1)] 1,340 2016
1,455 2017E
1,545 2018E
1,629 2019E
1,706 2020E
[Data S(2)] 1,776 2021E
High-net-worth individuals refers to those whose investible wealth are valued at RMB10.0 million or above (“HNWI”).
Total population of HNWIs in China reached 1,340 thousand in 2016, increasing at a CAGR of 6.9 percent from 2011 to 2016. Entrepreneurs accounted for more than 80% of HNWIs in China, followed by real estate speculators.
With strong growth in national economy and favorable policies for self-employment and entrepreneurship, it is expected that the growth in number of HNWIs in China will maintain steady. With fast growing number of HNWIs in China, it is also expected that demand for both wealth appreciation and spiritual cultural will increase rapidly.
Source: Frost & Sullivan Analysis
10 FROST & SULLIVAN

Total Annual Households Expenditure on Education in China
Total Annual Households Expenditure on Education (China), 2011 - 2021E
Total Annual Households Expenditure on Education (Billion RMB)
1,800 1,500 1,200 900 600 300 0
+9.3% +9.1%
Data T(1) 660.4 2011
735.6 2012
806.4 2013
878.5 2014
956.6 2015
Data T(2) 1,032.0 2016
1,114.3 2017E
1,210.3 2018E
1,324.1 2019E
1,452.6 2020E
Data T(3) 1,596.5 2021E
Source: Frost & Sullivan Analysis
13 FROST & SULLIVAN

Total Number of Students Commencing Overseas Education
Total Number of Students Commencing Overseas Education (China), 2006 - 2021 E
Total Number of Student Commencing Overseas Education
Unit: Thousand Persons
[Data U(2)]
[Data U(3) by calculation]
CAGR = (775.9/544.5)^(1/5) - 1 = 7.3%
[Data U(1)]
800 775.9
134.0 144.0 179.8
82.0 85.4 97.7 111.0 127.0 143.7 160.2 163.1 176.1 189.6 193.4 205.4 217.7 230.2 242.9 256.0
33.2 36.0 45.3 57.6 71.6 89.4 108.3 114.7 134.7 153.4 166.4 181.1 196.9 213.3 230.6 249.1
Graduate 725.1
Undergraduate 677.1
631.0
Others
600 587.0
544.5
523.7
459.8
399.6 413.9
400
339.7
284.7
229.3
200
251.6 270.8
180.7 184.8 200.2 216.4 233.6
131.1 136.2
86.1
0
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E 2021E
Align with total number of students who are studying abroad, total number of students commencing overseas education has also shown a growing trend.
Total number of students commencing overseas education in China has grown from 134.0 thousand in 2006 to 544.5 thousand in 2016. Total number of students commencing overseas education in China is expected to reach 775.9 thousand in 2021, representing a CAGR of 7.3 percent from 2016 to
2021.
Note: “others” illustrated in the chart include students enrolled in K- 12, junior college, diploma, vocational educational training and other undergraduate or lower level studies Source: Frost & Sullivan Analysis
20 FROST & SULLIVAN

# Total Number of Students Commencing Overseas Education

## Total Number of Students Commencing Overseas Education (China), 2006 – 2021E

*Total Number of Student Commencing Overseas Education* — *Unit: Thousand Persons*


[Data V(1) by calculation] 33.2 + 18.8 = 52.0
[Data V(2) by calculation] 166.4 + 184.8 = 351.2
[Data V(3) by calculation] 249.1 + 270.8 = 519.8 (before rounding)
[Data V(4) by calculation] CAGR = (519.8/351.2)^(1/5) - 1 = 8.2%
[Data V(5) by calculation] 52.0 / 134.0 = 38.8%
[Data V(6) by calculation] 351.2 / 544.5 = 64.5%
[Data V(7) by calculation] 519.9 / 776.0 = 67.0%
Graduate
Undergraduate
Others
800
600
400
200
0
2006: 134.0; 82.0; 33.2; 18.8
2007: 144.0; 85.4; 36.0; 22.6
2008: 179.8; 97.7; 45.3; 36.8
2009: 229.3; 111.0; 57.6; 60.8
2010: 284.7; 127.0; 71.6; 86.1
2011: 339.7; 143.7; 89.4; 106.6
2012: 399.6; 160.2; 108.3; 131.1
2013: 413.9; 163.1; 114.7; 136.2
2014: 459.8; 176.1; 134.7; 149.0
2015: 523.7; 189.6; 153.4; 180.7
2016: 544.5; 193.4; 166.4; 184.8
2017E: 587.0; 205.4; 181.4; 200.2
2018E: 631.0; 217.7; 196.9; 216.4
2019E: 677.1; 230.2; 213.3; 233.6
2020E: 725.1; 242.9; 230.6; 251.6
2021E: 775.9; 256.0; 249.1; 270.8

- Align with total number of students who are studying abroad, total number of students commencing overseas education has also shown a growing trend.
- Total number of students commencing overseas education in China has grown from 134.0 thousand in 2006 to 544.5 thousand in 2016. Total number of students commencing overseas education in China is expected to reach 775.9 thousand in 2021, representing a CAGR of 7.3 percent from 2016 to 2021.

*Note: "others" illustrated in the chart include students enrolled in K- 12, junior college, diploma, vocational educational training and other undergraduate or lower level studies*

*Source: Frost & Sullivan Analysis*

20

FROST & SULLIVAN

# Leading Operators of International and Bilingual K-12 Private Schools in China

[Data W]

**Top 5 Operators by Student Enrollment (China), 2016**

| Ranking | Education Group | Enrollment (Thousand Persons) |
|---|---|---|
| **1** | **Bright Scholar (碧桂园)** | **29.2** |
| 2 [Data Y] | Maple Leaf (枫叶) | 20.5 |
| 3 | SUIS (协和) | 20.0 |
| 4 | Huijia (汇佳) | 14.0 |
| 5 | Huamei (华美) | 6.5 |

**Top 5 Operators by Revenue from Tuitions (China), 2016**

| Ranking | Education Group | Tuition Revenue (RMB Billion) |
|---|---|---|
| 1 | SUIS (协和) | 1.8 |
| 2 | Huijia (汇佳) | 0.9 |
| **3** | **Bright Scholar (碧桂园)** | **0.8** |
| 4 | Maple Leaf (枫叶) | 0.7 |
| 5 | Huamei (华美) | 0.3 |

- Bright Scholar is the largest operators of international and bilingual K-12 private schools in China in 2016 in terms of student enrollment. The Group leads the market with a 29.2 thousand enrollment in 2016, followed by Maple Leaf with 20.5 thousand and SUIS with 20.0 thousand. Other two leading players in terms of student enrollment are Huijia and Huamei.
- SUIS ranked first in terms of revenue from tuitions in 2016, and its RMB1.8 billion tuition revenue was significantly higher than other leading players. Bright Scholar ranked third in terms of tuition revenue with an amount of RMB0.8 billion in 2016.

*Note:*
1. *Operators of International and Bilingual K-12 Private Schools were represented by those private K-12 education groups that focus on providing international education to Chinese students which have more than 20% students enrolled in international education, and of this enrollment, more than 50% are Chinese students.*
2. *Revenue from tuitions is represented by the players' tuition income from K-12 (kindergartens, primary, middle and high schools) programs.*
3. *Bright Scholar's number of students excludes Elan.*

*Source: Frost & Sullivan Analysis*

41

FROST & SULLIVAN

# Competitive Landscape of International Private K-12 Education Market in China



Student Enrollments of Top 10 Players in International Private K-12 Education Market (China), 2016
Unit: Thousand Students
11.0
8.1
[Data Y]
[Data X]
7.3
7.0
6.4
5.7
5.3
4.1
3.8
3.2
SUIS
Huijia
Maple Leaf
Bright Scholar
YCIS
Dulwich
NACIS
SAS
SHSID
AIDI

- Shanghai United International School (SUIS) led the market with a total student enrolment of 11.0 thousand, followed by Maple Leaf and Huijia. Bright Scholar ranked at the forth place with 7.0 thousand students enrolled in international programs, accounting for approximately 3.1% of the total market. The fifth largest player was Yew Chung International School (YCIS). Dulwich, Nord Anglia Chinese International School (NACIS), Shanghai American School (SAS), Shanghai High School International Division (SHSID) and Aidi ranked from the sixth to tenth places.

*Note:*

1. *For operators who operate both public and private schools, only enrollment of their private schools are taken into account.*
2. *Bright Scholar's number of students and teachers excl. Elan.*

*Source: Frost & Sullivan Analysis*

44

FROST & SULLIVAN

# Market Size of Overseas Camps Market in China

**Total Revenue of Overseas Camps Market (China), 2011 – 2021E**



Total Revenue of Overseas Camps Market (Billion RMB)
50
40
30
20
10
0
+21.6%
+18.8%
7.0
8.6
10.5
12.6
15.4
18.6
22.4
26.7
31.7
37.5
44.1
2011
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E

**Total Person/Time of Overseas Camps Market (China), 2011 – 2021E**



Total Person/Time of Overseas Camps Market (Million Person/Time)
1.5
1.0
0.5
0.0
+16.3%
+14.6%
0.3
0.4
0.5
0.5
0.6
0.7
0.9
1.0
1.1
1.3
1.5
2011
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E

- Overseas camps are short programs offered to K-12 students during the summer or winter school holidays, usually hosted at overseas universities and schools. The camps are designed to offer immersive language learning environments, in depth exposure to foreign culture, and first-hand experience of studying overseas. The overseas camps are typically attended by students contemplating further studies overseas or seeking to improve their language skills.
- The overseas camps market in China is driven by increasing household wealth, growing emphasis on foreign language skills, and the increasing number of students pursuing undergraduate level or below education overseas. China's overseas camps market grew rapidly from 2011 to 2016 at a CAGR of 21.6 percent. Total revenue of the market increased from RMB7.0 billion in 2011 to RMB18.6 billion in 2016. [Data Z] From 2016 to 2021, the market is expected to continue with a rapid growth at a 18.8 percent CAGR and increase from RMB18.6 billion in 2016 to RMB44.1 billion in 2021.
- Size Breakdown: China's overseas camps market is primarily broken down by destinations, among which US and UK are major destinations. In 2016, US camps contribute to around 55% of total revenue, while UK contribute around 30%.

*Source: Frost & Sullivan Analysis*

63 FROST & SULLIVAN

Market Size of K-12 After-school Programs Market in China
Total Revenue of K-12 After-school Programs Market (China), 2011 – 2021E
1,000
891.5
+12.4% 797.2
800
711.5
634.1
600 563.3
+13.8% 497.1
439.2
400 343.7 385.8
299.4
260.7
200
0
2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E 2021E
Total Revenue of K-12 After-school Programs Market (Billion RMB)
After-school tutoring services provide academic and extra-curricular tutoring to students after school or during weekends or holidays including English proficiency training. It is one of the largest and fastest growing segments in China’s private education market.
China’s K-12 after-school programs market observed double-digit growth at a CAGR of 13.8 percent from 2011 to 2016, increased from RMB260.7 billion to RMB497.1 billion. From 2016 to 2021, the market is expected to continue with a rapid growth at a 12.4 percent CAGR and increase from RMB497.1 billion in 2016 to RMB891.5 billion in 2021.
[Data AA]
Source: Frost & Sullivan Analysis
56 FROST & SULLIVAN

Market Size of Test Preparation Market in China
Total Revenue of Test Preparation Market (China), 2011 – 2021E
30
25 23.0
+16.8% 19.8
20
17.1
15 14.6
12.5
+20.9% 10.6
10 9.0
7.7
6.3
5.2
5 4.1
0
2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E 2021E
Total Revenue of Test Preparation Market (Billion RMB)
Test preparation services prepare students for university and school entry exams such as SAT and ACT, as well as standardized language tests such as TOEFL and IELTS. Given the strong linkage between higher test scores and better overseas university admission results, students who intend to pursue overseas studies and their parents devote significant time and resources to test preparation.
China’s test preparation market grew rapidly from 2011 to 2016 at a CAGR of 20.9 percent. Total revenue of the market increased from RMB4.1 billion to RMB10.6 billion. From 2016 to 2021, the market is expected to continue with a rapid growth at a 16.8 percent CAGR and increase from RMB10.6 billion in 2016 to RMB23.0 billion in 2021.
[Date BB]
Source: Frost & Sullivan Analysis
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Market Size of College Counseling Market in China
Total Revenue of College Counseling Market (China), 2011 – 2021E
35 [Data CC(2)]
30 [Data CC(3)] 28.6
+15.5% 25.3
25
22.2
20 19.3
+18.3% [Data CC(1)]
15 13.9
11.7
9.6
10 7.5 8.1
6.0
5
0
2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E 2021E
College counseling is a customized service advising on application processes and requirements for students applying to overseas universities, typically provided by graduates from top overseas universities. Given the growing Chinese student population pursuing further studies overseas and the heightened competition for university admissions, wealthier families increasing realize the benefit of retaining an experienced consultant with inside knowledge of the admission processes. Given the highly customized nature and individual attention in this service, the availability of qualified consultants drives the growth of this market. With more Chinese students graduating from top overseas universities, the college counseling market generated total revenue of RMB13.9 billion in 2016, and is expected to grow at a CAGR of 15.5 percent from 2016 to 2021.
Source: Frost & Sullivan Analysis
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# Leading Operators of International and Bilingual K-12 Private Schools in China

**Top 5 Operators by Student Enrollment (China), 2016**

| Ranking | Education Group | Enrollment (Thousand Persons) |
|---|---|---|
| **1** | **Bright Scholar (碧桂园)** | **29.2** |
| 2 | Maple Leaf (枫叶) | 20.5 |
| 3 | SUIS (协和) | 20.0 |
| 4 | Huijia (汇佳) | 14.0 |
| 5 | Huamei (华美) | 6.5 |

[Data DD by calculation]
(29.2 - 20.5) / 20.5 = 42.4%

**Top 5 Operators by Revenue from Tuitions (China), 2016**

| Ranking | Education Group | Tuition Revenue (RMB Billion) |
|---|---|---|
| 1 | SUIS (协和) | 1.8 |
| 2 | Huijia (汇佳) | 0.9 |
| **3** | **Bright Scholar (碧桂园)** | **0.8** |
| 4 | Maple Leaf (枫叶) | 0.7 |
| 5 | Huamei (华美) | 0.3 |

- Bright Scholar is the largest operators of international and bilingual K-12 private schools in China in 2016 in terms of student enrollment. The Group leads the market with a 29.2 thousand enrollment in 2016, followed by Maple Leaf with 20.5 thousand and SUIS with 20.0 thousand. Other two leading players in terms of student enrollment are Huijia and Huamei.
- SUIS ranked first in terms of revenue from tuitions in 2016, and its RMB1.8 billion tuition revenue was significantly higher than other leading players. Bright Scholar ranked third in terms of tuition revenue with an amount of RMB0.8 billion in 2016.

*Note:*
1. *Operators of International and Bilingual K-12 Private Schools were represented by those private K-12 education groups that focus on providing international education to Chinese students which have more than 20% students enrolled in international education, and of this enrollment, more than 50% are Chinese students.*
2. *Revenue from tuitions is represented by the players' tuition income from K-12 (kindergartens, primary, middle and high schools) programs.*
3. *Bright Scholar's number of students excludes Elan.*

*Source: Frost & Sullivan Analysis*

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FROST & SULLIVAN